

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2012

<u>Via E-mail</u>
Edward L. Rand, Jr.
Chief Financial and Accounting Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

   Re: **ProAssurance Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 22, 2012
      File No. 001-16533

Dear Mr. Rand:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Gus Rodriguez

         Gus Rodriguez
         Accounting Branch Chief